March 11, 2025

Aksel C. Olesen
Chief Financial Officer
SFL Corp Ltd.
14 Par-la-Ville Road
Hamilton HM08 Bermuda

       Re: SFL Corp Ltd.
           Form 20-F for the Fiscal Year ended December 31, 2023
           Filed March 14, 2024
           File No. 001-32199
Dear Aksel C. Olesen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation